

Mail Stop 3561

October 19, 2009

Ms. Rhonda Stevenson, President
Oyco, Inc.
1313 E Maple Street, Suite 201
PMB #477
Bellingham, Washington 98225

> **Re:** **Oyco, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 16, 2009**
> **File No. 0-51361**

Dear Ms. Stevenson:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant